SEC File Number: 001-34171

CUSIP Number: 389465105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Graymark Healthcare, Inc.

Full Name of Registrant:

N/A

Former Name if Applicable:

204 N. Robinson, Suite 400

Address of Principal Executive Office (Street and Number):

Oklahoma City, OK 73102

City, State and Zip Code:

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report of portion thereof, could not be filed within the prescribed time period.

On July 22, 2013, Graymark Healthcare, Inc. completed the acquisition of Foundation Surgery Affiliates, LLC and Foundation Surgical Hospital Affiliates, LLC (collectively, “Foundation”). Such transaction is being accounted for as a reverse acquisition with Foundation as the accounting acquirer. The registrant is unable to complete the preparation of its financial statements for its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 within the prescribed time period because it is the process of preparing the financial statements on a post-transaction basis. Accordingly, the registrant cannot complete its financial statements without unreasonable effort or expense within the time prescribed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark R. Kidd	(405)	601-5300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the registrant has not yet completed its financial statements for the quarter ended September 30, 2013, the registrant anticipates significant changes in results of operations from the corresponding period of 2012 will be reflected by the earnings statements to be included in its Form 10-Q for the quarter ended September 30, 2013. The registrant currently expects, for the quarter ended September 30, 2013, that its revenue will be approximately $25.0 million, its operating loss will be approximately $19.4 million, after an impairment of $20.8 million, and its net loss will be approximately $14.8 million. Since the financial statements for the quarter ended September 30, 2013 are not yet completed, actual results may differ materially from registrant’s current expectations.

Graymark Healthcare, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 14, 2013	By:	/s/ MARK R. KIDD
		Name:	Mark R. Kidd
		Title:	Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).